Exhibit (ii)

EMPLOYEE Q&A – AUGUST 22, 2016 TOWN HALL

Key Messages

●	Our Board has approved an offer to be acquired by Pfizer in an agreement that we believe will deliver significant and immediate value to our stockholders and that will provide new opportunities for our employees as part of a larger company:
¡	Purchase price: $81.50 per share of Medivation common stock, or approximately $14 billion.
¡	Anticipated timing to transaction closing: We currently expect the transaction to close in the Third- or Fourth-Quarter of 2016.
●	Our decision to enter into this agreement with Pfizer is consistent with our focus on creating stockholder value. Through their offer, Pfizer demonstrated to our Board that they understand the current and future value of our world-class oncology company that you have helped build.
●	What is certain is that our employees represent a key element of value, and we thank you for your patience and understanding throughout this process.
●	This transaction is a testament to the world-class oncology company you have created through your dedication and unwavering commitment to Medivation.
●	Our board believes that the contemplated combination with Pfizer is the right next step in our growth trajectory. Similarly, we believe Pfizer will enable us to accelerate the reach of XTANDI and the development of our late stage pipeline.
●	Until the transaction closes, which we currently expect to happen in the Third- or Fourth-Quarter of 2016, Medivation will continue to operate as an independent company, therefore, we encourage you to stay 100% focused on delivering on your 2016 goals.
●	As we begin discussions about bringing our two companies together, an integration team will be formed to help address those questions. We will, of course, continue to keep you posted as we move through this process.
●	Thank you for your continued focus on delivering on our strategic plan.

Q&A

Transaction and General

Why are we selling the company now?

●	Our Board had a number of factors to consider in determining what was in the best interests of Medivation’s stockholders, including the value created by many of you.
●	After a thorough assessment of strategic alternatives, our Board unanimously concluded that the proposal put forth by Pfizer is the best alternative to maximize value for stockholders.

Why did the Board select Pfizer?

●	Our Board believes that the combination with Pfizer will be the right next step in our growth trajectory and reflects a testament to the passion and dedication by which the Medivation team has delivered on our mission to profoundly transform patient lives through medically innovative therapies.

How does Medivation fit into Pfizer’s business strategy?

●	We are excited about growth potential as we will be able to combine our expertise in oncology with Pfizer’s.

●	Pfizer has a dedicated Oncology organization and has introduced 4 new medicines to patients over 4 years. The most recent introduction was the launch of Ibrance last year in the United States and subsequently in many markets around the world.

What are the benefits of this proposed transaction for Medivation employees?

●	Today’s announcement is about growth and positioning a combined Medivation and Pfizer as a leading oncology company.
●	The proposed transaction will deliver significant and immediate cash value for our shareholders, as well as important benefits for our customers, partners and employees.
●	As part of the Pfizer family, we believe we will have the scale to capitalize on the large and growing global market for oncology therapies and gain important resources to accelerate our goals of improving patient outcomes.
●	We believe our shared expertise in oncology will allow us to continue to innovate as we enter new product areas and indications. In short, Pfizer will be a tremendous fit for Medivation and provides our employees with the enhanced resources to support patients and the added benefits of being a part of a larger organization.
●	Being a part of the greater Pfizer family following the closing of the proposed transaction will also offer expanded growth and career development opportunities for many Medivation employees.

When does the transaction close?

●	We expect the transaction to close in the Third- or Fourth-Quarter of 2016.

What is the process moving forward in order for the transaction to close? Can you share the next steps that need to occur as the transaction moves forward?

●	Pfizer proposes to acquire Medivation in a two-step process. First, Pfizer will commence a tender offer for all of the outstanding shares of Medivation. Then, assuming all conditions to the tender offer are satisfied or waived in accordance with the terms of the merger agreement, a wholly owned subsidiary of Pfizer will merge into Medivation, with Medivation surviving as a wholly owned subsidiary of Pfizer.
●	Under the terms of the merger agreement, Pfizer must commence the tender offer no later than August 30, 2016.
●	The transaction is anticipated to close in the Third- or Fourth-Quarter of 2016, subject to the satisfaction of certain customary closing conditions, including U.S. antitrust clearance and the tender of a majority of the outstanding shares of Medivation common stock.
●	An integration team will be formed at the appropriate time to make key decisions about how Medivation and Pfizer will work together after the transaction closes.

What other offers, and which other companies, participated in this process?

●	We are not able to disclose that information due to the confidential nature of this process.
●	Our focus today is talking about our exciting transaction with Pfizer and making sure our employees, investors and other stakeholders understand how this is the right next step for Medivation.

How will we operate with Pfizer?

●	Until the transaction closes, we will continue to operate independently, though we will also begin working with Pfizer on certain transition planning matters.
●	We will, of course, continue to keep you posted as we move through this process.

What will happen to the Medivation name and brand? Will it continue to exist within Pfizer?

●	It is too early in the process for those decisions.
●	As we begin discussions about bringing our two companies together, an integration team will be formed to help address those questions.
●	We will, of course, continue to keep you posted as we move through this process.

Will Pfizer keep our San Francisco office locations?

●	It is too early in the process for those decisions.
●	As we begin discussion about bringing our two companies together, an integration team will be formed to help address those questions.
●	We will, of course, continue to keep you posted as we move through this process.

Do I still work for Medivation or do I work for Pfizer?

●	Medivation employees will continue to work for Medivation until the transaction closes, and after that, Pfizer will be Medivation’s parent company.

What does this mean for my job?

●	Today’s announcement does not have any immediate impact on your job nor does it change how we carry out our day-to-day responsibilities.
●	The transaction is expected to close in the Third- or Fourth-Quarter of 2016. Until that time, we will continue to operate our business independently, focusing on achieving our goals and managing employee performance in the ordinary course of business.
●	We encourage you to stay 100% focused on achieving your goals and delivering on the 2016 business plan.

Will there be layoffs between now and the transaction closing?

●	Medivation is not currently planning any layoffs.
●	Until the transaction is completed, we will continue to operate our business independently, focusing on achieving our goals and managing employee performance in the ordinary course of business.

Will any Medivation employees be relocating?

●	It is too early in the process for those decisions.
●	We have just announced the transaction, which we expect to close in the Third- or Fourth-Quarter of 2016.
●	As we begin discussions about bringing our two companies together, an integration team will be formed to help address those types of questions.
●	We will, of course, continue to keep you posted as we move through this process.

Will you and the other executives stay on in other leadership positions?

●	For now, we remain 100% focused on the company, our employees and on delivering on our 2016 goals.
●	We can’t speculate at this time what our future roles might be following closing of the transaction.

Do we have to get approval from Pfizer on critical decisions before the closing?

●	Until transaction closes, Medivation will continue to operate as an independent company operating under the ordinary course of our business.

●	That said, under the merger agreement, there are certain customary restrictions relating to our operation of the business prior to the closing of the proposed transaction, and the legal team will provide more detail to the relevant departments in the near future to ensure that we comply with our obligations under the merger agreement.
●	As such, prior to signing any contracts, committing any funds or committing any material external resources, you should discuss with your manager.

How do I handle or transition external relations with patient advocacy groups, physicians, customers, regulatory agencies, vendors, clinical sites, etc.? Will this type of transition occur before closing?

●	We have placed calls into our partners, and the Executive Committee will be the point of contact with our partners regarding the transaction.
●	Until the closing of the proposed transaction, Medivation will continue to operate as an independent company operating under the ordinary course of our business.
●	We will contact regulatory authorities, vendors, clinical partners, and others to coordinate the integration.
●	These matters will be addressed as part of any post-closing integration plan; for the time being, you should continue to manage all external relations as usual.

During the integration process, will we continue with planned regulatory interactions?

●	Yes. Until the closing of the proposed transaction, Medivation will continue to operate as an independent company operating under the ordinary course of our business, including maintaining our relationships with regulators.

What impact will this have on our current clinical trials and programs?

●	Until the closing of the proposed transaction, Medivation will continue to operate as an independent company and we will operate our business in the ordinary course. This includes continuing our important work on current clinical trials.
●	However, the merger agreement provides for certain customary restrictions on our ability to operate our business prior to the closing of the proposed transaction, and the legal team will provide more detail to the relevant departments in the near future to ensure that we comply with our obligations under that agreement.
●	As such, prior to signing any contracts, committing any funds or committing any material external resources, you should discuss with your manager.

What are the expectations with regard to interactions between Pfizer’s employees and Medivation employees between now and closing? Should I reach out to, or expect to hear from, my counterpart at Pfizer? When can I share relevant confidential information with Pfizer?

●	Until closing of the proposed transaction, our two companies will operate independently.
●	Integration teams at the two companies will be established at the appropriate time to determine how we bring our two companies together.
●	As we have updates to provide, we will be sharing that information with you.
●	Please talk with your EC member if Pfizer employees contact you or if you feel a need to contact Pfizer employees, or if there is any question that you think needs input.

What may I say to Astellas?

●	We have placed calls into our partners, and the Executive Committee will be the point of contact with our partners regarding the transaction.

●	You can share only what’s in the press release, which is available on our external corporate website.

What should I do if I’m contacted by the media or anyone outside the company about what is happening?

●	It’s likely that this situation will generate lots of interest from the media and others. The SEC (Securities and Exchange Commission) has very specific communication standards related to a transaction like this, and it is critically important that the company follow these guidelines. As a result, if you are contacted by the media or other outside parties, please forward the inquiry to Samina Bari at 415-275-5893 or samina.bari@medivation.com.

Who do I go to with questions about where things stand?

●	Your EC member will lead functional team meetings over the next few days.
●	We will continue to update you when we are able to do so, however, if you have questions in the interim, please speak with your EC member.

Employment and Severance

Does this announcement impact my base compensation, bonus accrual, or other terms of my employment?

●	The terms of your employment, which includes job title, department, manager, job duties etc., will remain the same through the closing of the proposed transaction.
●	If you remain employed by Medivation, Pfizer or any of their respective affiliates following the closing of the proposed transaction, then for at least one year, your pay, bonus opportunity and rights to severance benefits will be no less favorable than what you currently have and your other benefits (other than equity compensation) will be substantially comparable in the aggregate to what you have now.

Does this announcement mean that a Change in Control has occurred under the Change in Control (CIC) provision of the 2015 Medivation Inc. Employee Severance Plan?

●	The Change in Control (CIC) will occur when the transaction closes; however, employees are not entitled to severance benefits solely due to a CIC.
●	There must also be an involuntary termination of employment without cause or resignation for “good reason” in order to receive severance benefits.

Does Medivation plan to offer severance benefits to employees who voluntarily resign?

●	No.

I am eligible to receive Incentive Compensation (IC)? Will the IC plan continue to apply to me during the period between the transaction announcement and closing?

●	Your IC Plan remains through closing of the proposed transaction, provided you remain an employee of Medivation until that time.

Does this announcement have any immediate impact to my employee benefits?

●	Your employee benefits remain the same through the closing of the proposed transaction.

I’m on an approved Leave of Absence now or about to go out on a Leave of Absence. What is my status following the transaction announcement?

●	Your employment and leave status remain the same through the closing of the proposed transaction.

Equity

What will happen to my Medivation equity (e.g., vested options, vested RSUs, unvested options, unvested RSUs) when the transaction closes?

●	All of your unvested stock options, SARs or RSUs will immediately vest at closing of the transaction, provided you remain an employee of Medivation until that time.
●	In connection with closing of the transaction (and without any further action from you), your accelerated equity awards and vested shares will be exchanged for cash.
●	Taxes will be withheld from amounts delivered to you following completion of the tender offer.

Will I have to take any action to exercise my vested equity awards in the event of a CIC?

●	No, in connection with closing of the transaction, your vested awards will be exchanged for cash. The amount of cash you receive, net of taxes, will depend on the award type, eg. RSU vs. options/SARs, and the grant or strike price for options and SARs.

What is the impact of the transaction announcement on the Employee Stock Purchase Plan (ESPP)? What happens to the shares I have already purchased? What happens to the money already deducted from my check?

●	The Medivation ESPP remains the same through the closing of the proposed transaction, or the next scheduled purchase date (whichever occurs first).
●	At that time, all amounts you have contributed, and continue to contribute, into your ESPP plan account will be used to purchase shares of Medivation common stock before closing.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements which do not describe historical facts, including but not limited to, statements regarding: the proposed transaction between Medivation (the “Company”) and Pfizer; the expected timetable for completing the transaction; plans for business integration; and strategic and other potential benefits of the transaction. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,” “continues” or “believes,” or variations of such words and phrases. Forward-looking statements involve risk and uncertainty, which include: the possibility that certain closing conditions to the transaction will not be satisfied; that required regulatory approvals for the transaction may not be obtained in a timely manner, if at all; the ability to timely consummate the transaction and possibility that the transaction will not be completed; the possibility that competing offers will be made; the outcome of legal proceedings that may be instituted against Medivation and/or others relating to the transactions contemplated by the merger agreement (the “Merger Agreement”) between Medivation, Pfizer, and a wholly owned subsidiary of Pfizer (“Purchaser”); and other factors that are discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its other filings with the SEC. The Company cautions investors not to place considerable reliance on the forward-looking statements contained in this document. The Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

About the Tender Offer

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE COMPANY’S COMMON STOCK. THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED.

At the time the offer is commenced, Pfizer and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer, the related letter of transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s web site, at http://www.sec.gov. Free copies of these materials and certain other offering documents will be sent to the Company’s stockholders by the information agent for the offer.

THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Additional Information and Where to Find It

In addition to the Solicitation/Recommendation Statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website at http://www.sec.gov.

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